Exhibit 99.6

Consent to Be Named as Director Nominee

I hereby consent to being named in the registration statement on Form S-4 and related proxy materials of CECO Environmental Corp. in connection with the proposed transaction with Thermon Group Holdings, Inc.

I further acknowledge that, following the closing of the transaction, I am expected to be appointed to the Board of Directors of the CECO Environmental Corp. by the Board, and I am willing to serve in such capacity if appointed.

I also acknowledge that, if nominated by the Board in the future, I am willing to stand for election as a director at a subsequent annual meeting of stockholders.

Date:	4/2/2026

Signature:	/s/ Victor Richey

Name:	Victor Richey